Exhibit 12.1

Ratio of Earnings to Fixed Charges	1Q15	2014	2013	2012	2011	2010

Earnings before income taxes	131,275	520,782	427,660	511,447	305,528	691,950
Fixed charges:
Interest expense	14,337	57,755	56,510	55,405	54,989	40,242
One third of payments under operating lease	1,752	6,317	3,797	3,976	4,269	4,583
Total fixed charges	16,089	64,072	60,307	59,381	59,258	44,825
Earnings plus fixed charges	147,364	584,854	487,967	570,828	364,786	736,775
Ratio of Earnings to Fixed Charges	9.2	9.1	8.1	9.6	6.2	16.4